UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 033-63489

INTEL CORPORATION 401(k) SAVINGS PLAN

(Full title of the Plan)

INTEL CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

2200 MISSION COLLEGE BOULEVARD

SANTA CLARA, CALIFORNIA, 95052-8119

(Address of principal executive office of the issuer)

INTEL CORPORATION 401(k) SAVINGS PLAN

Index to Financial Statements and Exhibits

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The SERP Administrative Committee

Intel Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Corporation 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Jose, California

June 14, 2005

Intel Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Value of interest in the Stable Value Fund	$89,015,028	$84,945,938
Investments, at fair value	2,707,286,275	2,490,075,187

Receivables:
Interest and dividends receivable	1,927,998	3,108
Receivable from brokers for securities sold	1,452,431	840,189
Employee contributions receivable	7,792,116	9,482,421

Total receivables	11,172,545	10,325,718

Total assets	2,807,473,848	2,585,346,843

Liabilities
Accrued administrative fees	—	68,100
Other accrued liabilities	2,195,990	1,677,368

Total liabilities	2,195,990	1,745,468

Net assets available for benefits	$2,805,277,858	$2,583,601,375

See accompanying notes.

Intel Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Employee contributions	$298,613,761
Net investment income:
Interest and dividend income	54,773,578
Net investment gain from participation in Stable Value Fund	3,045,337
Net realized and unrealized depreciation in fair value of investments	(42,210,471)

Total net investment income	15,608,444

Total additions	314,222,205

Deductions
Benefits paid to participants and participant withdrawals	93,461,882
Administrative fees	519,753

Total deductions	93,981,635

Transfers to/from other plans, net	1,435,913

Net increase	221,676,483

Net assets available for benefits:
Beginning of year	2,583,601,375

End of year	$2,805,277,858

See accompanying notes.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Intel Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible U.S. employees of Intel Corporation (the company). Eligible employees may participate in the Plan any time on or after their date of hire.

The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Trustee

Mellon Bank, N.A. is the Plan’s trustee, and holds all investments of the Intel Corporation Master Trust (the Master Trust).

Administration of the Plan

Prior to November 10, 2004, the company delegated to the Plan Administrative Committee responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. Effective November 10, 2004, the SERP Administrative Committee (as appointed by the Finance Committee of the company) was named the fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets) and the Investment Policy Committee (as appointed by the Finance Committee of the company) was named the fiduciary responsible for the management and control of Plan assets. The company is the plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company provides recordkeeping services with respect to the Plan.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Mergers

During 2004, the Trillium Digital Systems Inc. 401(k) Plan and the Dialogic Corporation 401(k) Plan were merged into the Plan, resulting in transfers into the Plan of $1,624,078 in net assets.

Contributions and Participant Accounts

Participant Contributions

Participants may contribute up to 50% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. Such contributions are withheld by the company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives. Participants who are fifty years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRS limit. As of December 31, 2004, participants could elect to invest in any combination of the 75 different investment options offered under the Plan. Participants may change their investment elections daily.

Participant Accounts

Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

•	Biweekly or semi-monthly for participant contributions.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.

Vesting

Participants are immediately 100% vested with respect to contributions to all investment options in the Plan, as well as the related earnings from such contributions.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution or monthly annuity payments, or may request that the company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.

Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Corporation Defined Benefit Pension Plan (Intel Pension Plan). A single annuity is paid to those participants based on the combined benefit under the terms of the two plans. There were transfers under this option of $214,532 for the year ended December 31, 2004.

Participant Loans

All participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Corporation Profit Sharing Retirement Plan (Intel Profit Sharing Plan). The participants’ account balances secure their loans. The interest rate is based on the prime rate plus 1% as reported in The Wall Street Journal on the last business day of each month. The loan provisions are established and administered by the recordkeeper.

Participants may choose to obtain loans from either this Plan or the Intel Profit Sharing Plan. Repayments of loans are transferred to the participants’ Plan and Intel Profit Sharing Plan accounts in the ratio in which such accounts provided funding for the loan.

Administrative Expenses

The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

All of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Profit Sharing Plan, the Intel Pension Plan, the Intel Puerto Rico Profit Sharing Retirement Plan, the Intel Puerto Rico Retirement Savings Plan (Puerto Rico Savings Plan), and the Intel Puerto Rico Defined Benefit Pension Plan. The Master Trust includes multiple investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts (see Note 3) based on its respective interest in each master trust investment account. The Plan participates in one such investment account, the Stable Value Fund, along with the Intel Profit Sharing Plan and the Puerto Rico Savings Plan.

The Plan, either directly or through investment in the Stable Value Fund, holds investments in mutual funds, common collective trust funds, debt securities, equity securities and participant loans, which are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their quoted redemption value on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value. In the absence of an actively traded market, investments in the Stable Value Fund are stated at estimated fair value, computed using discounted cash flows.

Net investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Stable Value Fund holds guaranteed investment contracts (see Note 6) with insurance companies and banks in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The guaranteed investment contracts are allocated to the Plan, the Intel Profit Sharing Plan and the Puerto Rico Savings Plan based on each plan’s proportionate share of participation in the Stable Value Fund. The contracts are unallocated in nature and are valued at contract value because they are fully benefit-responsive. Contract value, as reported by the respective insurance companies or bank, approximates fair value. Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

The Stable Value Fund may also hold derivative financial instruments (see Note 7) in order to manage market risks and to alter the return characteristics of underlying securities to replicate the performance of various indices. The Stable Value Fund utilizes derivatives to replicate financial market performance in situations where derivatives are more economical or practical than purchasing the underlying securities themselves. Wrapper contracts issued by insurance companies and banks are stated at contract value, which approximates fair value, as of the last day of the year and are included with the fair value of the related underlying debt securities at year-end. All of the wrapper contracts held in the Stable Value Fund are allocated to the Plan, the Intel Profit Sharing Plan and the Puerto Rico Savings Plan based on each plan’s proportionate share of the underlying debt securities.

Standish Mellon Asset Management has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the Investment Policy Committee of the company.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued daily; dividends are accrued when declared. Crediting interest rates on guaranteed investment contracts and wrapper contracts may be reset periodically by the issuer, but will not be less than zero percent.

Benefit Payments

Benefits are recorded when paid.

Contributions

Participant contributions are accrued when the participants’ salary deferrals are made.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Master Trust Investment Accounts

The value of the Plan’s interest in the Stable Value Fund included in the statements of net assets available for benefits represents 91.7% of the net assets available for benefits of the Stable Value Fund at December 31, 2004 and 94.4% at December 31, 2003. The Stable Value Fund’s net assets available for benefits consisted of the following at:

	December 31,
	2004	2003
Assets
Investments, at fair value:
Common collective trust funds	$11,586,010	$8,942,806
Debt securities	73,992,847	69,772,943
Guaranteed investment contracts	11,207,354	10,979,874

Total investments	96,786,211	89,695,623

Receivables:
Receivables from brokers for securities sold	—	20,881
Interest and dividends receivable	304,030	268,572

Total receivables	304,030	289,453

Liabilities
Investment advisory fees	22,530	—

Net assets available for benefits	$97,067,711	$89,985,076

The net investment gain in the Stable Value Fund for the year ended December 31, 2004, was comprised of interest and dividends in the amount of $3,310,920.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits at year-end are as follows:

	December 31,
	2004	2003
Mutual funds:
Fidelity Low-Priced Stock Fund	$280,354,826	$206,525,854
Vanguard Institutional Index Fund	255,876,704	236,602,025
Fidelity Growth Company Fund	182,853,413	170,353,604
Fidelity Contrafund	170,993,441	136,563,783
Fidelity Growth & Income Portfolio	142,279,437	133,066,551
Fidelity Magellan Fund	—	150,950,404
American Century Ultra Fund	*	130,169,621
Common stock:
Intel Corporation	599,065,229	815,832,628

*	Fair value did not exceed 5% of the Plan’s net assets available for benefits at year-end.

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Year ended December 31, 2004
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$160,774,947
Common collective trust funds	20,863,689
Intel common stock	(224,294,967)
Other common stock	445,860

Net realized and unrealized depreciation in fair value of investments	$(42,210,471)

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Party-In-Interest Transactions

Approximately 22% of the Plan’s investments are shares of the company’s common stock. Transactions in shares of the company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2004, the Plan made purchases of the company’s common stock of $66,276,191 and sales and distributions of $58,748,623.

6. Guaranteed Investment Contracts

The Stable Value Fund holds guaranteed investment contracts with insurance companies and banks in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 2004, the Stable Value Fund held guaranteed investment contracts in the amount of $11,207,354 ($10,979,874 at December 31, 2003) with insurance companies that have S&P ratings of AA- or better at the time of purchase. No more than $3,137,405 of the guaranteed investment contracts were with any one insurance company at December 31, 2004 ($3,053,680 at December 31, 2003). The crediting interest rates on the guaranteed investment contracts ranged from 2.85% to 3.70% at December 31, 2004 and December 31, 2003. The average yield earned on the guaranteed investment contracts was 3.33% in 2004 (3.28% in 2003).

7. Derivative Financial Instruments

The Stable Value Fund may hold wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability or death, or participant-directed transfers in accordance with the terms of the Plan. As of December 31, 2004, the Stable Value Fund held wrapper contracts with a negative fair value of $78,852 (negative fair value of $618,494 as of December 31, 2003). At December 31, 2004, the crediting interest rates on the wrapper contracts ranged from 2.99% to 4.67% (2.96% to 5.04% at December 31, 2003). The average yield earned on the wrapper contracts was 3.80% in 2004 (3.72% in 2003).

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

8. Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 75 participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 16, 2002, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

10. Plan Termination

The company has the right under the Plan to amend and terminate the Plan at any time for any reason. The Board of Directors of the company has delegated to the SERP Administrative Committee the authority to amend the Plan where such amendments do not significantly change the design of the Plan, or where such amendments are designed to bring the Plan into compliance with applicable laws. No amendment of the Plan shall reduce the benefit of any participant, which accrued under the Plan to the date when such amendment is adopted. In the event of a plan termination, participants will remain 100% vested in their accounts.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500:

December 31, 2004
Net assets available for benefits per the financial statements	$2,805,277,858
Amounts allocated to withdrawing participants	(232,148)

Net assets available for benefits per the Form 5500	$2,805,045,710

The following is a reconciliation of benefits paid to participants and participant withdrawals per the financial statements for the year ended December 31, 2004, to Form 5500:

Year ended December 31, 2004
Benefits paid to participants and participant withdrawals per the financial statements	$93,461,882
Add: Amounts allocated to withdrawing participants at December 31, 2004	232,148

Benefits paid to participants per Form 5500	$93,694,030

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

Supplemental Schedule

Intel Corporation 401(k) Savings Plan

EIN: 94-1672743, Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Mutual funds:
	AIM Basic Value	26,655 shares	$878,560
	American Century Equity Income Fund	192,101 shares	1,557,937
	American Century Real Estate Fund	361,122 shares	8,941,387
	American Century Small Cap Value Fund	570,347 shares	5,806,131
	American Century Ultra Fund	4,419,960 shares	131,758,991
	Merrill Lynch Global Allocation Fund	107,921 shares	1,781,771
	American Funds® EuroPacific Growth Fund	3,817,259 shares	135,970,764
	Brandywine Blue Fund, Inc.	304,819 shares	8,659,903
	Calvert Social Investment Bond Fund	97,604 shares	1,556,783
	Calvert Social Investment Equity Fund	41,226 shares	1,455,277
	American Century Small Company Fund	1,162,509 shares	11,869,221
	Delaware Pooled International Equity Fund	273,030 shares	5,231,258
	Dodge & Cox Stock Fund	238,063 shares	31,000,575
	Evergreen International Bond Fund	213,796 shares	2,563,410
*	Fidelity Capital & Income Fund	5,893,176 shares	49,915,197
*	Fidelity Contrafund®	3,013,631 shares	170,993,441
*	Fidelity Growth & Income Portfolio	3,723,618 shares	142,279,437
*	Fidelity Growth Company Fund	3,261,163 shares	182,853,413
*	Fidelity Low-Priced Stock Fund	6,965,337 shares	280,354,826
*	Fidelity Mid-Cap Stock Fund	141,550 shares	3,319,339
*	Fidelity Puritan Fund	3,416,555 shares	64,743,713
*	Fidelity Small Cap Stock Fund	226,472 shares	4,112,734
	Franklin Income Fund	1,202,029 shares	3,017,094
	Gabelli Gold	243,006 shares	3,888,093
	GMO Emerging Countries Fund	623,975 shares	9,134,997
	Goldman Sachs Small Cap Value Fund	71,817 shares	3,139,122
	Goldman Sachs Mid Cap Value Fund	281,562 shares	9,446,403

Intel Corporation 401(k) Savings Plan

EIN: 94-1672743, Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

(continued)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Mutual funds (continued):
	The Growth Fund of America	176,194 shares	$4,822,432
	Legg Mason Special Investment Trust	49,345 shares	2,621,698
	Legg Mason Value Trust, Inc.	71,727 shares	5,100,498
	Longleaf Partners Fund	86,630 shares	2,713,259
	Loomis Sayles Bond	348,755 shares	4,819,794
	The Merger Fund	42,829 shares	660,424
	Merrill Lynch Global Small Cap Fund, Inc.	106,215 shares	2,501,365
	Morgan Stanley Institutional Fund, Inc.	304,151 shares	7,637,233
	Morgan Stanley Institutional Fund Trust Value Portfolio	67,484 shares	1,207,960
	Pennsylvania Mutual Fund	336,778 shares	3,414,930
	PIMCO CCM Capital Appreciation Fund	68,021 shares	1,231,184
	PIMCO CCM Mid Cap Fund	72,889 shares	1,767,555
	PIMCO Emerging Markets Bond Fund	403,785 shares	4,385,102
	PIMCO High Yield Fund	258,748 shares	2,579,713
	PIMCO Long-Term U.S. Government Fund	175,545 shares	1,908,177
	PIMCO Total Return Fund	7,000,532 shares	74,695,679
*	Fidelity Institutional Cash Portfolio	113,949,238 shares	113,949,238
	T. Rowe Price Growth Stock Fund	130,935 shares	3,492,036
	TCW Galileo Select Equities Fund	70,360 shares	1,377,640
	TCW Galileo Value Opportunities Fund	112,113 shares	2,503,482
	Templeton Growth Fund	128,431 shares	2,939,775
	Vanguard Convertible Securities Fund	63,754 shares	847,291
	Wells Fargo Montgomery Emerging Markets Focus Fund	81,502 shares	1,991,106
	Vanguard Growth Index Fund	121,617 shares	3,211,908
	Vanguard Inflation-Protected Securities Fund	437,946 shares	5,504,986

Intel Corporation 401(k) Savings Plan

EIN: 94-1672743, Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

(continued)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Mutual funds (continued):
	Vanguard Institutional Index Fund	2,311,234 shares	$255,876,704
	Vanguard-Intermediate-Term Treasury Fund	96,476 shares	1,086,325
	Vanguard International Value Fund	246,352 shares	7,619,677
	Vanguard Long-Term Bond Index Fund	151,108 shares	1,786,097
	Vanguard Mid-Cap Index Fund	1,833,873 shares	28,736,783
	Vanguard Small-Cap Growth Index Fund	259,382 shares	3,932,237
	Vanguard Small-Cap Value Index Fund	223,563 shares	3,123,169
	Vanguard Strategic Equity Fund	198,193 shares	4,247,276
	Vanguard Windsor Fund	21,966 shares	1,339,462
	Washington Mutual Investors Fund	69,516 shares	2,138,998

	Total mutual funds		1,844,000,970

	Common collective trust funds:
*	Pooled employee funds-daily liquidity fund	142,814 units	$142,814
	Barclays Global Investors NASDAQ-100 Index® Fund	4,459,899 units	28,721,750
*	EB Daily Liquidity Aggregate Bond Index Fund	107,916 units	15,262,783
*	EB Daily Liquidity Stock Index Fund	424,528 units	110,193,162
*	EB Daily Liquidity International Stock Index Fund	62,025 units	7,125,632
*	EB Daily Liquidity Small Cap Stock Index Fund	89,096 units	9,945,930
	Barclays Global Investors Russell 1000 Value Fund	3,094,137 units	41,244,846

	Total common collective trust funds		212,636,917

Intel Corporation 401(k) Savings Plan

EIN: 94-1672743, Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

(continued)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Common stock:
*	Intel Corporation	25,612,023 shares	$599,065,229
	Endurance Specialty Holdings Ltd.	500 shares	17,100
	IPC Holdings Ltd	800 shares	34,808
	Montpelier Re Holdings Ltd	700 shares	26,915
	Platinum Underwriters Holdings	548 shares	17,043
	Atmi Inc	600 shares	13,518
	Acuity Brands Inc	700 shares	22,260
	Adesa Inc	286 shares	6,069
	Alexander & Baldwin Inc	250 shares	10,605
	Apria Healthcare Group Inc	350 shares	11,532
	Aptargroup Inc	800 shares	42,224
	Argosy Gaming Co	150 shares	7,005
	Bok Financial Corp	325 shares	15,847
	Banta Corp	1,450 shares	64,902
	Bebe Stores Inc	600 shares	16,188
	Bel Fuse Inc	475 shares	16,050
	Belden CDT Inc	650 shares	15,080
	Borders Group Inc	400 shares	10,160
	Borg Warner Inc	800 shares	43,336
	Burlington Coat Factory	1,175 shares	26,673
	CBRL Group Inc	200 shares	8,370
	CSG Systems Intl Inc	500 shares	9,350
	CTS Corp	375 shares	4,984
	Cabot Corp	200 shares	7,736
	Charming Shoppes Inc	1,150 shares	10,775
	Chicago Bridge & Iron	350 shares	14,000
	Choice Hotels Intl Inc	325 shares	18,850
	Ciber Inc	1,600 shares	15,424

Intel Corporation 401(k) Savings Plan

EIN: 94-1672743, Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

(continued)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Common stock (continued):
	Cimarex Energy Co	200 shares	$7,580
	Claires Stores Inc	775 shares	16,469
	Clarcor Inc	625 shares	34,231
	Community Bank System Inc	350 shares	9,887
	Comstock Resources Inc	300 shares	6,615
	Covance Inc	2,725 shares	105,594
	Duratek Inc	268 shares	6,676
	El Paso Elec Co	847 shares	16,042
	Elkcorp	1,025 shares	35,076
	Energen Corp	426 shares	25,113
	Energy East Corp	1,225 shares	32,683
	Esco Technologies Inc	375 shares	28,744
	Fei Company	700 shares	14,700
	Fairchild Semiconductor Intl	2,825 shares	45,934
	Ferro Corp	1,400 shares	32,466
	Foot Locker Inc	1,175 shares	31,643
	Forrester Resh Inc	100 shares	1,794
	Fuller H B Co	1,075 shares	30,648
	G & K Svcs Inc	250 shares	10,855
	Gartner Inc	1,100 shares	13,706
	General Cable Corp	2,986 shares	41,356
	General Communication Inc	1,325 shares	14,628
	Georgia Gulf Corp	250 shares	12,450
	Glacier Bancorp Inc	325 shares	11,063
	Global Payments Inc	525 shares	30,733
	Graco Inc	850 shares	31,748
	Greif Inc	150 shares	8,400
	Griffon Corp	1,350 shares	36,450

Intel Corporation 401(k) Savings Plan

EIN: 94-1672743, Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

(continued)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Common stock (continued):
	Harsco Corp	1,375 shares	$76,643
	Harte-Hanks Inc	2,575 shares	66,899
	Houston Expl Co	150 shares	8,447
	Istar Financial Inc	1,100 shares	49,786
	Imagistics International Inc	300 shares	10,098
	Independent Bk Corp Mass	200 shares	6,750
	Independent Bk Corp Mich	200 shares	5,966
	Insight Enterprises Inc	325 shares	6,669
	Inter Tel Inc	717 shares	19,631
	Interactive Data Corp	1,500 shares	32,610
	Jack In The Box Inc	300 shares	11,061
	Jacobs Engineering Group Inc	700 shares	33,453
	Kadant Inc	300 shares	6,150
	Kansas City Southern	525 shares	9,308
	Kennametal Inc	750 shares	37,327
	LNR Property Corp	525 shares	33,028
	Landstar Sys Inc	235 shares	17,305
	Libbey Inc	1,030 shares	22,876
	Lone Star Steakhouse Saloon	325 shares	9,100
	M/I Homes Inc	325 shares	17,911
	Macerich Co	625 shares	39,250
	Magnum Hunter Res Inc	500 shares	6,450
	Martin Marietta Matls Inc	200 shares	10,732
	Meritage Homes Corp	200 shares	22,540
	Mettler-Toledo Intl Inc	1,225 shares	62,855
	Minerals Technologies Inc	200 shares	13,340
	Moneygram Intl Inc	2,300 shares	48,622
	Moog Inc	450 shares	20,407

Intel Corporation 401(k) Savings Plan

EIN: 94-1672743, Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

(continued)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Common stock (continued):
	Nam Tai Electrs Inc	450 shares	$8,663
	National-Oilwell Inc	3,150 shares	111,163
	Neiman-Marcus Group Inc	525 shares	35,070
	Northwest Nat Gas Co	800 shares	26,992
	Oceaneering Intl Inc	250 shares	9,330
	Oxford Inds Inc	800 shares	33,040
	Pff Bancorp Inc	250 shares	11,583
	Pacer Intl Inc Tenn	1,625 shares	34,547
	Pacific Cap Bancorp New	266 shares	9,041
	Party City Corp	350 shares	4,526
	Philadelphia Cons Hldg Corp Co	125 shares	8,268
	Prosperity Bancshares Inc	126 shares	3,680
	Rc2 Corp	400 shares	13,040
	Rayonier Inc	675 shares	33,014
	Readers Digest Assn Inc	2,200 shares	30,602
	Rehabcare Group Inc	300 shares	8,397
	Robbins & Myers Inc	838 shares	19,970
	Ryder Sys Inc	150 shares	7,166
	Ryland Group Inc	350 shares	20,139
	SL Green Realty Corp	225 shares	13,624
	St Mary Ld & Expl Co	300 shares	12,522
	Scholastic Corp	250 shares	9,240
	Scotts Co	1,150 shares	84,548
	Sea Containers Ltd	325 shares	6,399
	Stancorp Financial Group Inc	175 shares	14,438
	Standex Intl Corp	1,925 shares	54,843
	Steak N Shake Co	725 shares	14,558
	Sterling Financial Corp	275 shares	10,796

Intel Corporation 401(k) Savings Plan

EIN: 94-1672743, Plan Number: 003

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

(continued)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Common stock (continued):
	Sybase Inc	1,700 shares	$33,915
	Sykes Enterprises Inc	2,375 shares	16,506
	Tanger Factory Outlet Ctr Inc	1,050 shares	27,783
	Technitrol Inc	2,025 shares	36,855
	URS Corp New	1,100 shares	35,310
	United Bankshares Inc W Va	500 shares	19,075
	United Defense Inds Inc	750 shares	35,437
	United Fire & Casualty	200 shares	6,742
	United Stationers Inc	1,125 shares	51,975
	Vectren Corp	2,225 shares	59,630
	Viad Corp	1,150 shares	32,763
	Washington Group Intl Inc	1,000 shares	41,250
	Werner Enterprises Inc	1,375 shares	31,130
	Willbros Group Inc	350 shares	8,068
	Zale Corp New	950 shares	28,377

	Total common stocks		602,084,546
*	Participant loans	Interest at 5% – 10.62%, maturing through 2013	$48,563,842

	Total investments		$2,707,286,275

Column (d), cost, has been omitted, as investments are participant-directed.

*	Indicates a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION 401(k) SAVINGS PLAN
(Full Title of the Plan)

Date: June 14, 2005	By:	/s/ Andy D. Bryant
Andy D. Bryant Executive Vice President, Chief Financial Officer and Principal Accounting Officer